Exhibit 15.3

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Euronav NV:
We consent to the incorporation by reference in the registration statement (No. 333 210849) on Form F-3 of Euronav NV of our report dated April 17, 2018, with respect to the consolidated statements of financial position of Euronav NV and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 20-F of Euronav NV.

KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises Burg. CVBA

Götwin Jackers
Bedrijfsrevisor / Réviseur d’Entreprises

Zaventem, BELGIUM
April 17, 2018

Document Classification: KPMG Confidential	1